Relay Services
Overview

Contributions by GoAmerica and Hands On

Filed by GoAmerica, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed pursuant

to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: GoAmerica, Inc.

Commission File No.: 0-29359

What are
Telecommunications
Relay Services?

Telecommunications Relay Services
provide people who are deaf or hard of
hearing with access to the public telephone
network; making their use of the system
“functionally equivalent” to the way a hearing
person uses the telephone network.

Relay Services Overview

1990 Americans with Disabilities Act (ADA)

Modified Communications Act of 1934 to include a requirement that the
FCC ensure telecommunications relay services are available to people who are deaf, hard of hearing, or speech impaired.

Telecommunications Relay Services (TRS) fund was established to reimburse service providers for their costs to provide such a service;
fund is administered by the National Exchange Carriers Association
(NECA).

Historically, contracts were awarded on a state-by-state basis; recent
Internet based services remove the barriers to state-by-state competition and enables providers to offer services anywhere.

Types of Relay Services

1. Traditional Telecommunications Relay Services (TRS) dial-up using a
TTY or other similar device

2. Captioned Telephone (Captel)

3. Internet Protocol Relay (IP Relay)

4. Speech-to-Speech Relay (STS)

5. Video Relay Service (VRS)

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i711.com ▶			•		
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Shareholder Presentation

Relay Service Providers

Sorenson

Sprint

Nordia

MCI

Kansas State Relay

      Hands On

Hamilton Relay

      GoAmerica

CapTel

Communications
Access Center

AT&T

Video Relay
Service

Interstate

Speech-to-Speech

Internet
Relay

Interstate
CapTel

Interstate Relay
(Dial Up)

HOVRS.com

As of February 2006.

Before Relay: Dial-up TTY Only

Common “phone” interactions were challenging:

Deaf Person

Hearing Person

T

V

Making a doctor’s appointment

Ordering pizza

Calling the DMV

Making a dinner reservation

…

Text

Voice

Deaf Person

Hearing Person

Internet & Video Relay Span This Chasm

C

Communications Assistant (“CA") for
Internet Relay or Video Interpreter (“VI”)
for Video Relay

Technology

Technology + Live Person Translating the Call

T

V

Text

Voice

Visits www.i711.com,
types number to dial.

Receives request and
dials the phone number.

Process

Answers phone and
listens to intro. (opt.)

Reads spoken word as
text. Responds to
hearing person with text.

Types what is spoken by the
hearing party. Speaks what is
typed by the deaf caller.

Speaks directly to
deaf caller.

Internet Connection

Phone Connection

Deaf Person

Hearing Person

Communications
Assistant

Who

Conversation Flow:
Internet Relay

Internet Connection

Phone Connection

1

3

2

Web-enabled PC or
wireless device

Terminal  and
voice phone

A voice phone

Equip.

Flow

Text Communication

Text and Voice

Voice Communication

Deaf Person

Hearing Person

Video

Interpreter

Who

Internet Connection

Phone Connection

Visits www.hovrs.com,
types number to dial.

Receives request and
dials the phone number.

Process

Answers phone and
listens to intro. (opt.)

Observes sign language
interpretation. Responds
to hearing person with
sign language.

Signs what is spoken by the
hearing party. Speaks what is
signed by the deaf caller.

Speaks directly to
deaf caller.

Internet Connection

Phone Connection

Conversation Flow:
Video Relay

Web-enabled PC or TV,
Web Cam or Videophone

Terminal with a video
and voice phone

A voice phone

Equip.

Flow

Sign Communication

Sign and Voice

Voice Communication

3

2

Internet Relay Minutes Projection vs. Actual
10,000,000
9,000,000
8,000,000
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
-
JUN 02
SEP 02
DEC 02
MAR 03
JUN 03
SEP 03
DEC 03
MAR 04
JUN 04
SEP 04
DEC 04
MAR 05
JUN 05
SEP 05
DEC 05
MAR 06
JUN 06
Time
PROJ
ACTUAL

Source: NECA

Shareholder Presentation

Internet Relay Usage Trends
Industry-wide, U. S. Market

Since 2002; 74%
compound annual
growth rate.

VRS Minutes Projection vs. Actual
4,000,000
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
Minutes
JAN 02
APR 02
JUL 02
OCT 02
JAN 03
APR 03
JUL 03
OCT 03
JAN 04
APR 04
JUL 04
OCT 04
JAN 05
APR 05
JUL 05
OCT 05
JAN 06
APR 06
Time
PROJ
ACTUAL
Source: NECA

Shareholder Presentation

Video Relay Usage Trends
Industry-wide, U. S. Market

Since 2002;   155%
compound annual
growth rate.

NY
MI
PA
CA
OH
IL
MD
VA
NC
GA
TX
FL
Internet Relay Usage
Fewer than 100K minutes.
Between 100K and 200K minutes
Greater than 200K minutes
Source: NECA, September 2005.

Shareholder Presentation

Internet Relay Usage Geography

CA
NY
PA
MD
TX
FL
Video Relay Usage
Fewer than 50K minutes.
Between 50K and 100K minutes
Greater than 100K minutes
Source: NECA, September 2005.

Shareholder Presentation

Video Relay Usage Geography

Deaf or Hard of Hearing Consumers

Free access to web site

Free call

Free long-distance

Interstate
Telecom.
Providers

(Nearly 900 nationwide)

Telecommunication
s Relay Service
Fund (FCC)

Relay
Companies

Contribution

Five Steps to Revenue

`

Call Reimbursement Process

Billed for
minutes used

Relay usage
minutes

Relay Users

Relay Web Sites

i711.com • AT&T • MCI • Sprint

HOVRS • Sorenson • Hamilton

Calls

1

1

1

1.

Participants include:  Deaf or hard of hearing Relay Users, Relay Companies and Interstate Telecommunications Providers.

Interstate
Telecom.
Providers

(Nearly 900 nationwide)

Telecommunication
s Relay Service
Fund (FCC)

Relay
Companies

Contribution

Five Steps to Revenue

`

Call Reimbursement Process

Billed for
minutes used

Relay usage
minutes

Relay Users

Relay Web Sites

i711.com • AT&T • MCI • Sprint

HOVRS • Sorenson • Hamilton

Calls

2.   Interstate Telecommunications Providers make contributions into the
Telecommunications Relay Service Fund.

Interstate
Telecom.
Providers

(Nearly 900 nationwide)

Telecommunication
s Relay Service
Fund (FCC)

Relay
Companies

Contribution

Five Steps to Revenue

`

Call Reimbursement Process

Billed for
minutes used

Relay usage
minutes

Relay Users

Relay Web Sites

i711.com • AT&T • MCI • Sprint

HOVRS • Sorenson • Hamilton

Calls

3

3.  Relay Users visit Relay Web Sites and make calls, using VRS or IP relay, and generate relay usage minutes.

Interstate
Telecom.
Providers

(Nearly 900 nationwide)

Telecommunication
s Relay Service
Fund (FCC)

Relay
Companies

Contribution

Five Steps to Revenue

`

Call Reimbursement Process

Billed for
minutes used

Relay usage
minutes

Relay Users

Relay Web Sites

i711.com • AT&T • MCI • Sprint

HOVRS • Sorenson • Hamilton

Calls

4.  Relay Companies bill the Telecommunications Relay Service Fund for the costs to provide the relay usage minutes.

Interstate
Telecom.
Providers

(Nearly 900 nationwide)

Telecommunication
s Relay Service
Fund (FCC)

Relay
Companies

Contribution

Five Steps to Revenue

`

Call Reimbursement Process

Billed for
minutes used

Relay usage
minutes

Relay Users

Relay Web Sites

i711.com • AT&T • MCI • Sprint

HOVRS • Sorenson • Hamilton

Calls

5.  The National Exchange Carriers Association (NECA) reimburses the Relay
Companies for the billed relay usage minutes from the fund.

Interstate
Telecom.
Providers

(Nearly 900 nationwide)

Telecommunication
s Relay Service
Fund (FCC)

Relay
Companies

Contribution

Five Steps to Revenue

`

Call Reimbursement Process

Billed for
minutes used

Relay usage
minutes

Relay Users

Relay Web Sites

i711.com • AT&T • MCI • Sprint

HOVRS • Sorenson • Hamilton

Calls

Current reimbursement rates are $6.64 per minute for VRS and $1.27 per minute for Internet Relay.

Product Mix of Merged Company	Revenue Model
Internet Relay (Online)	Free to the consumer; paid for through relay reimbursement process
Internet Relay (Wireless)	Free to the consumer; paid for through relay reimbursement process
Video Relay Services	Free to the consumer; paid for through relay reimbursement process
Interpreting Services	Paid for by the user of the interpreting services
Wireless Devices & Services	Paid for by the user of the wireless device and service
Prepaid Telecommunications Services	Paid for by the user of the prepaid calling card

Shareholder Presentation

Product Mix of Merged Company

Assuming shareholder approval of the GoAmerica – Hands On merger, at closing, the company will have the following products and services in its portfolio.

Merger Contributions

GoAmerica

Wireless relay and subscription services

Internet relay services

Wireless devices and prepaid services

Hands On

Video relay services

Community interpreting services

Excellent reputation for quality and innovation

Depth of experience in the Deaf market

Forward Looking and Non-Solicitation Statements

Forward Looking Statement:

            The statements contained in this material that are not based on historical fact (particularly those concerning what we hope to achieve by the merger with Hands On) are "forward-looking statements" that are made in reliance upon the safe harbor provisions of the Private
Securities Litigation Reform Act of 1995.  Forward-looking statements may be identified by the use of forward-looking terminology such as
"may", "will", "expect", "estimate", "anticipate", "continue", or similar terms, variations of such terms or the negative of those terms.  Such forward-looking statements involve risks and uncertainties, including, but not limited to those of GoAmerica including:  (i) our limited operating history; (ii) our ability to successfully manage our strategic alliance with EarthLink; (iii) our dependence on EarthLink to provide billing, customer and technical support to certain of our subscribers; (iv) our ability to respond to the rapid technological change of the wireless data industry and offer new services; (v) our dependence on wireless carrier networks; (vi) our ability to respond to increased competition in the wireless data industry; (vii) our ability to integrate acquired businesses and technologies, including Hands On (if the merger is closed); (viii) our ability to generate revenue growth; (ix) our ability to increase or maintain gross margins, profitability, liquidity and capital resources; and (x) difficulties inherent in predicting the outcome of regulatory processes .  Such risks and others are more fully described in the Risk Factors set forth in our filings with the Securities and Exchange Commission.  Our actual results could differ materially from the results expressed in, or implied by, such forward-looking statements. GoAmerica is not obligated to update and does not undertake to update any of its forward looking statements made in this presentation. Each reference in this presentation to
“GoAmerica”, the “Company” or “We”, or any variation thereof, is a reference to GoAmerica, Inc. and its subsidiaries.  “GoAmerica” and
“WyndTell” are registered trademarks of GoAmerica.  “i711”, “i711.com”, and “Clear Mobile” are trademarks, and “Relay and Beyond” is a service mark of GoAmerica.  Other names may be trademarks of their respective owners.

Non Solicitation Statement:

            GoAmerica, Inc. has to filed a Registration Statement on SEC Form S-4 in connection with the merger with Hands On and the parties have mailed a Joint Proxy Statement/Prospectus to their shareholders containing information about the merger.  INVESTORS AND
SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS
CAREFULLY.  THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CONTAIN IMPORTANT
INFORMATION ABOUT GOAMERICA, HANDS ON, THE MERGER AND RELATED MATTERS.  Investors and security holders are able to obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at
http//www.sec.gov.  In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, GoAmerica files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission.  You may read and copy any reports, statements and other information filed by GoAmerica at the SEC public reference facilities at 100  F Street, N.E.,
Washington, D.C. 20549 or at the SEC’s other public reference facilities.  Please call the SEC at 1-800-SEC-0330 for further information on public reference facilities.  GoAmerica’s filings with the SEC also are available to the public at the web site maintained by the SEC at
http//www.sec.gov. GoAmerica, its directors, executive officers, and certain members of management and employees may be soliciting proxies from GoAmerica’s shareholders to authorize the issuance of the shares of GoAmerica common stock issuable pursuant to the merger agreement. A description of any interests that Hands On’s directors and executive officers, or that GoAmerica’s directors and executive officers, have in the merger will be available in the Proxy Statement/Prospectus.  These materials do not constitute an offer of any securities for sale.

End of presentation.